Exhibit 99.7
CERTIFICATION OF

PRINCIPAL

EXECUTIVE OFFICER TO
18 U.S.C. Section 1350, As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
In connection with

the Annual Report

of PyroGenesis

Canada Inc.

(the “Registrant”)

on Form 40

-F for the

annual
period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”),
I, Andre Mainella,

Chief Financial Officer,

certify, pursuant

to 18 U.S.C. Sec. 1350, as adopted

pursuant to Sec. 906 of the
Sarbanes-Oxley Act of 2002, that:
(1)

The Report fully

complies with

the requirements

of Section 13(a)

or Section 15(d)

of the Securities

Exchange Act
of 1934, as amended; and
(2)

The information contained

in the Report

fairly presents, in

all material respects,

the financial condition

and results
of operations of the Registrant.
Date: March 31
st
, 2023 By: /s/ Andre Mainella
Andre Mainella
Chief Financial Officer
(Principal Financial Officer)